Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELEASE

Stream Poland Appoints new CEO and COO

WARSAW, Poland, January 14, 2008 - Stream Communications Network & Media Inc. (OTC Pink Sheets: SCNWF & FSE: TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced that it has strengthened its operating team with two new appointments to the management of Stream Communications Sp. Z o.o.("Stream Poland").

Andrzej Strehlau has been appointed President & CEO of Stream Poland.  He replaces Adam Ilczuk. With over 17 years in the cable TV sector, Mr. Strehlau held various executive and managerial positions with some of the largest cable TV operators in Poland and has been actively involved in the consolidation of the sector. His experience includes acquisitions, mergers, post-acquisition integration of companies on the legal, marketing and operational levels, and the commercialization of double and triple play services.

Mr. Strehlau joined Stream after serving as President of Centrum Informatyki of the insurance company PZU Group, one of the largest companies in the central European region. From 2001 to 2005 he was Director of Operations at Multimedia Polska, the third largest cable TV operator in Poland with over 600,000 customers and over 800,000 revenue generating units, where he was responsible for sales and marketing. From 2002 to 2004 he was the President of Ostrowska Telewizja Kablowa. From 1996 to 2001 he was Director of Marketing at Szel-Sat, a cable TV operator. During 2005 and 2006, he also served on the Board of Directors and as an advisor to Multimedia Polska.

Vladimir Petrzilka has been appointed Chief Operating Officer of Stream Poland, to oversee all of the technical aspects of network modernization and integration, as well as new technology introduction. Mr. Petrzilka has over 18 years of cable TV industry experience in the Czech Republic, including over 10 years at an executive level. From 2002 to 2006 he served as CTO of Karneval Media, the second largest cable operator in the Czech Republic, where he was responsible for the implementation of digital cable TV and the integration of networks into a common countrywide operation. Karneval was sold to Liberty Global in 2006 for US$415 million. From 1991 to 1996 as a co-founder of TES Litvínov, he managed the entire technical operation and cable network maintenance in the Prague area. From 1996 to 2001 as an Executive Director of TES Media, CATV, he managed technical aspects of the entire network and the investment of foreign capital.

"We thank Mr. Ilczuk for his contributions to the company and wish him the best in his future endeavors. We are extremely pleased to welcome Mr. Strehlau and Mr. Petrzilka to Stream Poland. They bring the necessary experience and skills to lead the company while continuing to improve its service offering during a period of anticipated growth," stated Stream Communications CEO Jan Rynkiewicz.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

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